Exhibit 99.2

News release

Biofrontera reports financial results for the third quarter and nine months ended September 30, 2021

Leverkusen, Germany, November 17, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported its financial results for the nine months ended September 30, 2021.

Key financial figures and business performance for the nine months ended September 30, 2021

In EUR thousands	9M 2021	9M 2020	Change	Q3 2021	Q3 2020	Change
Revenue	18,473	20,829	(11)%	5,379	4,713	14%
thereof from product sales	18,473	14,337	29%	5,379	4,661	15%
Gross profit on sales	15,761	18,262	(14)%	4,680	3,637	29%
Research and development costs	(4,516)	(3,403)	33%	(1,595)	(1,014)	57%
General and administrative costs	(7,557)	(6,882)	10%	(2,004)	(2,410)	19%
Sales and marketing costs	(16,263)	(16,340)	0%	(6,072)	(4,189)	45%
Profit (loss) on operations	(12,574)	(8,364)	50%	(4,991)	(4,036)	24%
EBITDA	(9,680)	(5,410)	79%	(3,912)	(4,713)	(17)%
EBIT	(12,139)	(9,993)	21%	(4,748)	(5,474)	(13)%
Earnings (loss) before tax	(14,629)	(11,635)	26%	(5,384)	(6,401)	(16)%
Earnings (loss) after tax	(14,672)	(12,027)	22%	(5,390)	(6,456)	(17)%

The Biofrontera Group generated total sales of EUR 18.5 million in the period January 1 to September 30, 2021, compared to EUR 20.8 million in 2020, a decrease of approximately 11%. However, total revenue in the prior-year period included a one-time payment of EUR 6.0 million received by the company under a licensing agreement. Revenues from product sales in the first nine months of 2020 were EUR 14.3 million, representing an increase of approximately 29% for the same period in 2021.

“Due to a significant business recovery in the second and third quarters of 2021, we look back on an encouraging nine-month period. A comparison with product sales in 2019 shows that overall product sales since the beginning of 2021 have been back at pre-pandemic levels. This is despite the fact that the first few months were still heavily impacted by the pandemic, particularly in the United States. However, we are not out of the woods yet with regard to the Corona-related restrictions on visits to doctors’ offices, both for patients and our sales team, despite the encouraging sales development in the U.S.A. in the third quarter,” summarizes Hermann Lübbert, CEO der Biofrontera. “The USA is and remains the growth driver for the Biofrontera Group. Following the IPO of Biofrontera Inc., the capital raised can now be invested in further growth in order to further expand the company’s presence in the US market. Unchanged from the ownership structure of Biofrontera Inc., Biofrontera AG will thereby benefit directly from growing Ameluz® sales in the USA.”

In the U.S., product revenues of EUR 12,334 thousand were generated during the reporting period, an increase of 36% compared to the same period last year (EUR 9,095 thousand). Sales of Xepi® were negligible in the reporting period. The development of sales from product revenues in 2020 and early 2021 was strongly influenced by the impact of the coronavirus crisis, particularly in the USA. While sales in the USA in January and February 2021 were still significantly below the previous year’s sales due to the pandemic, the Biofrontera Group has recorded a considerable year-on-year sales recovery from mid-March 2021 onwards.

In comparison, sales of EUR 3,931 thousand in the first nine months in Germany were at the same level as in the same period of the previous year (EUR 3,893 thousand). Here, sales development during the third quarter was more subdued compared to the previous year period. The rather rainy weather during these months as well as the resurgence in travel after the height of the pandemic, had a particularly negative impact on the use of daylight-PDT with Ameluz®.

In other European countries, sales increased by 64% from EUR 1,349 thousand in 2020 to EUR 2,208 thousand in the reporting period. In Europe, Biofrontera was able to add another licensing partner. After Galenica AB had already started with the distribution of Ameluz® and BF-RhodoLED® in the Scandinavian countries by mid-year, a license has now also been granted for Poland to Medac Gesellschaft für klinische Spezialpräparate mbH. The one-time payment of EUR 50 thousand paid to the company upon conclusion of the contract is included in European sales.

Sales from other regions, which included revenues from licensing fees as well as development projects with Maruho Co., Ltd. (Japan) in the previous year, were not generated in the reporting period (prior-year period: EUR 6,493 thousand).

Cash and cash equivalents of the Biofrontera Group amounted to EUR 29,539 thousand as of September 30, 2021, compared to 16,546 TEUR as of December 31, 2020.

The IPO of Biofrontera Inc. in October generated gross emission proceeds of USD 18 million (see ad hoc announcement of November 2, 2021). From today’s perspective, this provides the Biofrontera Group with sufficient liquidity in the form of cash and liquid Biofrontera Inc. shares to implement the Group’s strategy over the next 12 months.

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The Company has terminated the EIB loan prematurely (see ad hoc announcement of November 3, 2021) in order to repay the loan in full, including interest and other fees, during the 2021 financial year.

Outlook

Performance in the first nine months of 2021 was in line with the Management Board’s expectations. The Management Board therefore maintains its guidance for the fiscal year 2021 published on April 12, 2021 in its entirety. Accordingly, the Management Board expects annual revenues between EUR 25 and 32 million as well as EBITDA loss between EUR 11 and 14 million and EBIT loss between EUR 13 and 16 million.

The detailed annual forecast is available in the Company’s Annual Report 2020, which is published on the website of Biofrontera AG at https://www.biofrontera.com/en/investors/financial-reports.

Conference call

Conference calls for shareholders and interested investors will be held on November 18, 2021, at the following times:

In German, November 18, 2021 at 10:00 am CET (4:00 am ET)

Dial-in number Germany: +49 69201744220

Conference code: 35058739 #

In English, November 18, 2021 at 2:00 pm CET (8:00 am ET)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 22567919 #

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

Biofrontera AG’s Q3 report is available for download on the Company’s homepage at https://www.biofrontera.com/en/investors/financial-reports.

-End-

Biofrontera AG

Anke zur Mühlen, Investor Relations

ir@biofrontera.com

+49-214-87632-0

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About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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